

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES E&P ASSET SALE
Proceeds to be Used to Fund Capital Programs

Houston, Texas – April 3, 2008…Southwestern Energy Company (NYSE: SWN) announced today that its wholly-owned subsidiary has entered into a definitive purchase and sale agreement with XTO Energy Inc. for the sale of certain oil and gas leases, wells and gathering equipment held by the company in its Fayetteville Shale play for approximately $519.6 million in cash. The sale includes 55,631 net acres, or approximately 6% of the company's approximately 906,700 net acres in the play as of December 31, 2007, and approximately 10.5 MMcf per day of production from the Fayetteville Shale as of March 17, 2008. The acreage is located in the southeast portion of the company's focus area. The transaction is scheduled to close in the second quarter of 2008.

"The sale of this acreage is in keeping with our focus on present value and our strategy of rationalizing our assets to fund our capital program," stated Harold M. Korell, President and Chief Executive Officer of Southwestern. "Results have been improving in recent quarters in the Fayetteville Shale project, our James Lime drilling looks promising, and we are now drilling our first Marcellus Shale test. This sale, along with our planned utility and potential Permian sales, will meet our 2008 capital needs and position us well as we move into 2009. We expect 2008 to be another great year for Southwestern."

Merrill Lynch is Southwestern's sole financial advisor in connection with the transaction.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
Executive Vice President   **Manager, Investor Relations**
and Chief Financial Officer   **(281) 618-4897**
(281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas and oil (including regional basis differentials); the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the economic viability of, and the company's success in drilling, the company's large acreage position in the Fayetteville Shale play, overall as well as relative to other productive shale gas plays; the company's ability to fund the company's planned capital investments; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the impact of federal, state and local government regulation, including any increase in severance taxes; the costs and availability of oil field personnel services and drilling supplies, raw materials, and equipment and services, including pressure pumping equipment and crews in the Arkoma Basin; the company's future property acquisition or divestiture activities; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates, and any other factors listed in the reports the company has filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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